UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

     Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number: 001-31305

Foster Wheeler Ltd.
(Exact name of registrant as specified in its charter)

     Perryville Corporate Park,
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

10.359% Senior Secured Notes due 2011, Series A
(Title of each class of securities covered by this Form)

Common Shares
Series B Convertible Preferred Shares
Class A Warrants to Purchase Common Shares
Class B Warrants to Purchase Common Shares
9.00% Preferred Securities, Series I
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	( )	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15 d-6	( )

        Approximate number of holders of record as of the certification or notice date:

10.359% Senior Secured Notes due 2011, Series A: 26

        Pursuant to the requirements of the Securities Exchange Act of 1934, Foster Wheeler Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 7, 2006

By:	/s/ Lisa Fries Gardner

Lisa Fries Gardner
Vice President and Secretary